Sit Investment Associates

Mutual Funds Newsletter

Spring 2022

Challenging Environment for Bonds

The Federal Reserve is expected to hike short-term rates several times this year to combat inflation levels not seen in decades. Additionally, the Fed intends to stop purchasing securities through its quantitative easing program and let those assets naturally wind down as they mature. Climbing interest rates translate into falling bond prices, and depending on a bond's characteristics, this price change can be either minimal or significant.

Price changes for a bond or bond fund can be estimated by a measurement called duration, which is a good gauge for a bond's price sensitivity to interest rates changes. Longer durations equate to greater price volatility, which is one way to measure risk. For example, if a bond fund's duration is 4 years and interest rates increase by 1%, the price of that fund could fall by approximately 4%. Conversely, if interest rates fall by 1%, the price of that fund may increase by 4%.

Bond prices may also be affected by economic events, albeit not as directly as with interest rate changes. If the economy heads into a recession, businesses and other entities may struggle with falling sales, decreased profits, lower tax revenues, etc. It follows that some entities with higher debt loads or marginal capacity to service their debts (i.e., lower-quality issues) may not be able to make interest or principal payments, which causes the market to decrease the valuations of these lower quality debt instruments. Not all issuers or their bonds will be impacted the same, but difficult economic times in general will pressure some lower-quality securities toward default.

Price movement is only one of the components that make up the total return received from a bond fund. The other component is the interest income that a bond fund generates and pays out to its shareholders each year. The income from a bond fund is derived from the investments within the fund such as individual bonds, mortgage-backed securities, treasuries, etc., and most bond funds pay interest on a regular basis just as one would receive if an investor purchased an individual bond.

Total return from a bond fund over time is primarily made up of the interest received, and the volatility in returns that are experienced is mainly due to the price fluctuations from the fund. Recognizing these facts, we manage the Sit Bond Funds to produce relatively high income and less price volatility.

For the Sit Tax-Free Income Fund and Sit Minnesota Tax-Free Income Fund, our strategy emphasizes a combination of higher quality longer-term housing issues and bonds possessing both short call provisions and higher coupons to help limit price volatility. Currently, the Funds mainly hold investment grade issues with 40% to 50% of them being at the top of the quality spectrum with a rating of either AA or AAA. As of 3/31/22, 30-Day SEC yields were 2.61% for the Sit Tax-Free Income Fund and 2.46% for the Sit Minnesota Tax-Free Income Fund. Sit Investment Associates, Inc., the Adviser to the Sit Funds, expects to keep durations near current levels (4-5 years) and maintain highly diversified portfolios to manage credit risk.

On the taxable side, our Sit Quality Income Fund and Sit U.S. Government Securities Fund maintain very high-quality credits as well as shorter durations to help decrease price volatility. These Funds' durations as of 3/31/22 were 1.0 years and 1.2 years, and their 30-Day SEC yields were 1.38% and 1.66% (Class S), respectively.

Bond markets in general have struggled so far in 2022 as prices have declined; conversely, yields have risen significantly. At some point, if interest rates level off, then these higher yields will make up for the price declines over time. Past performance does not guarantee future results of course, so investors need to factor in their ability to assume risk along with their individual time horizons to determine if keeping or adding to their bond holdings makes sense for their financial situation.

This information is a good starting point to understanding the fundamental workings of bond funds as well as the current positioning of the Sit Bond portfolios. If you have any questions, please call an Investor Services Representative at 800-332-5580 or visit our website at www.sitfunds.com for more information.

Snowbird Alert!

Shareholders who temporarily relocate to a second home can add a "seasonal address" to their account to help ensure continuous, year-round delivery of their statements, transaction confirmations and other important documents. This option allows shareholders to specify the effective date range in advance so their accounts will automatically switch between the primary mailing address and seasonal address on those dates. If you currently have the USPS forward your mail from your primary residence to your temporary residence, please note that the postal service does not forward certain mail such as checks or checkbooks. Even if documents will be forwarded, it typically will take longer for them to arrive.

To ensure ongoing delivery of all your documents from Sit Mutual Funds, please complete the Change of Account Information Form to add the temporary mailing address to your account. The form is available at www.sitfunds.com or by calling an investor services representative at 800-332-5580.

Investment Outlook and Strategy Summary
by Roger J. Sit - Chairman and Chief Investment Officer



The U.S. economy is currently on solid footing, though inflation and the risk of further supply shocks weigh on confidence. The Leading Economic Index, which generally leads the business cycle by roughly 12 to 18 months, is near an all-time high. Moreover, the Composite PMI rose to an 8-month high of 58.5 (firmly expansionary) in March, underscoring the resiliency of the domestic economy. Record household net worth of $150.3 trillion, accumulated excess savings of about $2.5 trillion, historically low debt service ratios, and "tappable" home equity of almost $10 trillion leave consumers well-placed to sustain the expansion. However, projected energy and food inflation of +12% in 2022 could pull about $278 billion (or +1.8%) from discretionary purchases. Monetary tightening, geopolitical risks, and legislative uncertainty cloud the outlook for 2023 and beyond. However, we expect real GDP growth will ultimately revert to its long-term trend of +1.5 to +2.0%.

The Federal Reserve (Fed) has turned increasingly hawkish since tabling its transitory inflation thesis in late 2021, raising the chance that it will tighten too aggressively and push the economy into recession. The war in Ukraine has exacerbated already-broadening inflationary pressures, with the consensus estimate for 2022 headline CPI rising to +6.2%. Price shocks often provoke disinflationary demand destruction. However, consumer spending has remained buoyant so far thanks to excess savings, rising wages, credit growth, a positive wealth effect, and a bit of cabin fever. Supply conditions are gradually normalizing, but remain beset by Covid-related disruptions, spot shortages, and war-caused commodity shocks. Accordingly, the Fed has stopped injecting more liquidity into the financial system and signaled a terminal fed funds rate of +2.8% in 2023 (the previous target range was 25-50 basis points). We are hopeful it can skillfully navigate current economic and geopolitical uncertainties, and orchestrate a soft landing. A concurrent reduction in the $9 trillion balance sheet could prove tricky, and the Fed's spotty track record merits caution.

Chinese policymakers are targeting 2022 real GDP growth of "around +5.5%" versus the annualized average of +6.0% achieved over the past five years. That target may prove ambitious amid multiple headwinds. First, the deepening slowdown in housing is yet to stabilize. Second, China is experiencing its most significant Covid-19 flare-up since the original Wuhan outbreak in early 2020, which is amplifying global supply chain concerns due to mobility restrictions and lockdowns from a "zero-Covid" strategy. Third, while the war in Ukraine has a limited direct economic impact on China, it could dent trade with Europe (a top trading partner). Assuming officials can bring the latest Covid wave under control soon, we believe China's economy could stabilize by mid-2022, with growth bolstered by a post-lockdown demand recovery and fiscal stimulus.

The Russia-Ukraine conflict could significantly dampen Euro Area economic growth, primarily via higher commodity costs and supply chain disruptions. The region had already felt the pinch of high energy bills before the invasion, with natural gas costs in Europe rising fivefold in 2021 and crude oil up +70%. As a result, Euro Area headline CPI climbed to an all-time high since 1996 of +5.9% in February, with energy responsible for about half of the increase. Energy disruptions and the negative impact on disposable incomes alone could slash real GDP growth by around 150 basis points in 2022, and we lowered our 2022 real GDP forecast to +2.5% from +4.0%.

We expect Japan's GDP to grow about +2.0% in calendar 2022. Direct trade with Russia and Ukraine is limited, but Japan's exports to Europe are 12% of the total and will likely weaken. Consumer spending remains set for a reopening boost following the recent Covid wave, but higher prices will erode real incomes and threaten the recovery's magnitude. Recognizing the heightened uncertainty in the current backdrop and the external nature of the price pressures, the Bank of Japan has maintained its highly accommodative policy stance. As a result, the yen has sunk to a six-year low relative to the U.S. dollar as other central banks continue toward policy normalization. A weaker yen helps on the trade front but compounds the inflation issue due to Japan's heavy reliance on energy and raw material imports and may yet force the BoJ's hand.

Surging commodity prices, notably food and energy, have worsened existing inflationary pressures for Emerging Market (EM) economies. While the commodity-driven economies of Latin America will benefit from higher commodity export prices, the hit to domestic demand from rising inflation will mitigate the impact. Higher U.S. interest rates will also raise EM borrowing costs, weaken currencies against the U.S. dollar, and increase debt burdens. EM central banks continue to hike interest rates to address inflation, but have been careful not to choke off growth. Accordingly, the consensus estimate for EM inflation in 2022 has risen +90 basis points to +5.0% year to date, while real GDP growth has declined -46 basis points to +4.5%. India is the most at risk, given it is a crude oil importer, its government debt burden is about 90% of GDP, and its total debt burden is 173% of GDP. However, India has substantial foreign exchange reserves, at about 20% of GDP, which should help alleviate some concerns.

Fixed Income

We believe the Fed is now much more focused on bringing inflation down toward its long-term objective of 2.0%. Accordingly, we expect the Fed to increase the fed funds rate to 1.0% by the end of June and at least 2.0% by year-end. Consequently, the Fed's shift in stance led to the worst quarter for bonds since the 1980s, with the Bloomberg Aggregate Bond Index down -5.9%. Moreover, we expect the Fed to begin reducing its $9 trillion balance sheet in May or June, which may also pressure the economy and financial markets. They intend to reduce holdings of mortgage-backed securities (MBS) in the future and primarily utilize Treasury securities in future policy activities. The Fed will gradually reduce its balance sheet at the start, but then accelerate the pace after a few months. We believe this balance sheet reduction is equivalent to an interest rate hike of about 0.25 to 0.50% and that the Fed will reduce its balance sheet to about $5 trillion.

The Consumer Price Index (CPI) surged +7.9% year over year in February, reaching its highest level since the early 1980s. Core CPI, which excludes food and energy, rose +6.4% year over year for the month. High labor costs and excess cash in the financial system are contributing factors. We expect a fading fiscal impulse, depleting savings, rising taxes, tightening monetary policy, and high inflation to lead to lower demand and, ultimately, moderating inflation by the second half of 2022. The inflation spike will negatively affect economic growth, as wage growth will not be sufficient to offset the rapid rise in consumers' cost of living. We also expect the labor force participation rate to increase from the current 62.4% to the pre-pandemic level of 63.4%. These added workers should help alleviate supply constraints and lessen inflationary pressures.

We reduced our duration exposure in anticipation of rising interest rates and lowered our exposure to bonds with maturities between two and five years as that part of the curve may experience the most significant rise in yields. Our strategy has utilized floating rate coupon securities, which have coupon rates that adjust as interest rates change and are therefore less rate-sensitive than fixed-rate coupon bonds. Our fixed-rate bonds are focused on shorter maturities and bonds of twenty years or more as there should be more stability in interest rates along those parts of the curve. We have also reduced our investments in longer maturity, cyclical corporate bonds as we believe the risk of spread widening in those securities has risen. Substantial investments were made in Treasury Inflation-Protected Securities (TIPS) as we expected inflation to accelerate. Some weakness in MBS returns is likely as rising interest rates and the Fed's intention to reduce holdings will lengthen the average time to principal repayment. Our MBS strategy focuses on seasoned, high coupon mortgages, which typically benefit from a slowdown in prepayment activity. We expect to see opportunities in the MBS market later this year, driven by prepayment-induced dislocations.

Municipal bond performance in the first quarter of 2022 was the weakest since the third quarter of 1981. Yields on tax-exempt bonds increased markedly, although it is worth noting that they are less than the double-digit levels the last time performance was as poor. Duration was the primary performance driver during the first quarter, as longer bonds under-performed shorter bonds. Lower-quality bonds also underperformed higher-quality bonds. However, municipal bond performance was weak across the board regardless of the duration, credit quality, or industry. Yields on most high-grade tax-exempts rose by a wider margin than comparable maturity U.S. Treasuries, resulting in higher yield ratios.

We expected tax-exempt rates to rise during 2022, but we did not forecast them to increase this quickly. While the Fed is perceived to be behind the curve in dealing with inflation, messaging indicates they now see inflation as the primary risk to the economy and will likely act aggressively during 2022 to get the demand side of inflation under control. If they are successful in a reasonable timeframe, we have likely experienced most of the pain in terms of performance. Underlying credit fundamentals for municipal securities are as strong as they have been in decades. Moreover, higher yield levels are increasingly interesting for both crossover buyers and traditional municipal market participants.

Given the increase in short rates, we can now purchase shorter duration tax-exempts at acceptable yields, and such bonds seem likely to become increasingly attractive. We are also buying bonds with expected average lives meaningfully shorter than stated maturities, particularly when at attractive average life yields. Conversely, the sharp rise in rates

has us opportunistically selling or swapping out of longer-duration bonds that do not have significant average life stories. We plan to reduce duration in intermediate portfolios over the next few months, as more attractively priced short and intermediate duration bonds become available.

Equities

For the most part, equities held up remarkably well in the first quarter of 2022, considering the challenges facing the economy. The S&P 500 Index closed the first quarter down -4.6% on a total return basis, though it declined as much as -12.3% year to date in early March. The same was true for the MSCI Europe Index, which declined -5.2% year to date on a local currency basis but dipped as much as -14.2% in early March. Inflows into equity mutual funds and ETFs were strong with almost $200 billion globally in the first quarter, bringing the cumulative sum to $1.4 trillion over the last 24 months. We suspect investors may shift some funds back to bonds when the volatile interest rate environment settles down. Meanwhile, the S&P 500's earnings yield of +5.0% compares very favorably to the 10-year U.S. Treasury yield of +2.4%. Rising dividends and share buybacks further add to the attractiveness of stocks. Still, we expect equity volatility to swing higher and investors to become increasingly selective, contributing to a better environment for active portfolio management.

Stock markets have been a key beneficiary of quantitative easing. In fact, BofA Global Research estimates that about 50% of non-earnings driven changes in S&P 500 returns since 2010 are explained by the Fed's balance sheet adjustments. Moderating corporate earnings growth and contracting stock market valuation multiples imply an environment where strong growth becomes scarcer, and quality growth stocks outperform the overall market.

Equity portfolios remain well-diversified, and the essential premise behind our sector emphasis is simple: earnings must drive stock prices as higher interest rates and cycle concerns pressure valuations. Importantly, surging inflation alone will not jeopardize corporate earnings, but the Fed's response will likely dampen economic growth. Several growth sectors, including technology and health care, face relatively modest cost pressures that better pricing and efficiency gains can overcome. As a result, we have raised portfolio allocation to these sectors opportunistically during the recent market correction. The technology sector has been under significant pressure, however, the sell-off has been indiscriminate in our view. Many technology stocks, especially within the software and e-commerce

sectors, previously traded at excessive valuations and warranted a correction as discounted cash flow models factor in higher interest rates. Still, we believe opportunities have emerged in semiconductors, tech services, and even select "FAANG" stocks, as valuations are no longer at significant premiums to market averages.

While we believe traditional growth stocks will fare relatively well as the economy slows, there are also opportunities for cyclical growth in select areas. Financial stocks, for example, will benefit from increasing interest rates and stable credit conditions, with dividends and buybacks adding to the sector's appeal. Industrial firms also continue to deliver solid earnings, driven by a broad-based acceleration in spending in areas such as commercial construction, infrastructure, and automation. Finally, we have added to positions in both energy and defense, as the Russia-Ukraine conflict will have a lasting impact on sector fundamentals. Conversely, consumer cyclicals, particularly retailers, struggle with increasing labor costs and slowing demand as consumers shift spending to services from goods.

Within international portfolios, we remain overweight equities in South Korea, Singapore, and India because of their strong economic growth and prudent monetary policy. We project Asia ex-Japan will experience above-average economic growth in 2022, led by China and India, and like EM equities due to their solid earnings growth potential and attractive valuations. Holdings include economic growth beneficiaries (e.g., financials, e-commerce, and gaming), re-opening plays, and companies exposed to secular technology and renewable energy themes. We also own material stocks that have exposure to iron ore, copper, and aluminum, all of which will benefit from the secular transition to renewable energy sources. In mid-March, offshore Chinese equities sold off amid a perfect storm of a widespread Covid outbreak, ADR delisting risks, and concerns about possible secondary sanctions on China. However, Chinese stocks rebounded after a meeting hosted by Vice Premier Liu He, as he reiterated policymakers' accommodative stance. We see attractive investment opportunities in Chinese equities in the mid to long term, given compelling valuations and favorable policies. We are sticking with our positions in deeply discounted, quality internet stocks and are focused on firms with solid EPS growth and exposure to favorable secular trends. We currently prefer exposure to reopening trades, mass consumption, capital market reform, and renewables, but we are avoiding investments in state-owned enterprises.

2022 Investment Seminars Rescheduled

The seminars originally scheduled for February 22nd, March 29th and May 3rd have been rescheduled as follows:

* June 28th – Money Beliefs and Financial Behaviors
* July 26th – This is Your Brain on Money
* August 30th – Is 70 the New 60? Understanding the Longevity Revolution

The seminars will be held from 7:30 – 8:30 a.m. at the Edina Country Club at 5100 Wooddale Avenue, Edina, MN. **Seminars are free but reservations are required.** To reserve your place, or if you have any questions, send an email to spb@sitinvest.com or call Steve Benjamin at 612-359-2554.

New RMD Rules for 2022

On November 6, 2020, the IRS issued final regulations containing new life expectancy tables to be used for determining Required Minimum Distributions ("RMDs") from IRAs and defined contribution plans (e.g., 401(k), 403(b) and 457 plans). The finalized rules went into effect on January 1st of this year. Although every person subject to RMDs is affected, the impact will be relatively modest. In general, most RMDs will be slightly less than they would have been under the old regulations. Of course, shareholders can always take more than the amount of their RMD at any time. If you have any questions, please contact an Investor Services Representative at 1-800-332-5580.

Annual Gift Tax Exemption Increases

After being stuck for four years at $15,000, the gift tax exclusion amount increased to $16,000 in 2022. This means that you can give up to $16,000 to as many people as you want this year without any of it being subject to a gift tax.

Avoid Using the Mail and Set Up Bank Authorization

Have you noticed that the length of time to receive mail through the postal service has become a little unpredictable? We certainly have! If you haven't already done so, consider adding your bank account information to your Sit account. Then, whenever you want to make a purchase into or a redemption out of your Sit account, the money can move electronically between your two accounts. This will avoid any mail delays, which often seem to occur at the most inconvenient time. To add your bank information to your account, download the Bank Authorization Form from our website (www.sitfunds.com), complete and return it or call us at 1-800-332-5580 and we'll email or mail it to you.

Your Beneficiary Information is Important

When was the last time you reviewed who your account beneficiary is? Naming and updating your account beneficiary helps to make sure that after your death, your assets get to the people you choose. Perhaps you've been through a divorce and maybe your ex-spouse is still listed on your account as a beneficiary. Or maybe something less dramatic has happened and the charity you named as your beneficiary years ago doesn't exist anymore.

In any event, if you're not sure who your account beneficiary is, please give us a call at 800-332-5580. If you'd like, we'd be happy to email or mail you a form so that you can change your account beneficiary.

Social Security COLA Could Be Huge

For many of us, the recent surge in inflation has been painful. Looking ahead to 2023, however, the Senior Citizens League estimates that next year's Social Security cost of living adjustment will be 8.9%. The actual COLA will be announced in October.

Tax on Qualified Dividends and Capital Gains for 2022

Income		Tax Rate
Single	Married Filing Jointly	
0 - $41,675	0 - $83,350	0%
$41,675 - $459,750	$83,350 - $517,200	15%
$459,750+	$517,200+	20%

Income* Causing Social Security Benefits to be Taxable

	Up to 50% Taxable	Up to 85% Taxable
Single	$25,000 - $34,000	$34,000+
Married Filing Jointly	$32,000 - $44,000	$44,000+

*Income = Adjusted gross income + nontaxable interest + ½ of your Social Security benefits

Standard Deduction for 2022

	Annual Amount	Additional Amount if Blind or 65+
Single	$12,950	$1,750
Married Filing Jointly	$25,900	$1,400

2022 Federal Income Tax Rates

	Single	Married Filing Jointly
Rate	2022 Taxable Income	
10%	Up to $10,275	Up to $20,550
12%	$10,275 - $41,775	$20,550 - $83,550
22%	$41,775 - $89,075	$83,550 - $178,150
24%	$89,075 - $170,050	$178,150 - $340,100
32%	$170,050 - $215,950	$340,100 - $431,900
35%	$215,950 - $539,900	$431,900 - $647,850
37%	$539,900+	$647,850+

2022 Estate & Trust Income Tax Rates

Tax Rate	Income
10%	0 - $2,750
24%	$2,750 - $9,850
35%	$9,850 - $13,450
37%	$13,450+

Sit Dividend Growth Fund

As of March 31, 2022

FUND PERFORMANCE (%)

	3 Month	Annualized Returns: 1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield(1)
Class I Shares	**-4.57**	**14.10**	**17.14**	**13.88**	**12.77**	**10.62**	**1.16**
S&P 500® Index	-4.60	15.65	18.93	15.99	14.64	10.18	
Class S Shares	**-4.66**	**13.82**	**16.84**	**13.60**	**12.49**	**10.16**	**0.92**
S&P 500 Index	-4.60	15.65	18.93	15.99	14.64	10.35	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Microsoft Corp.	6.4	Morgan Stanley	2.0
Apple, Inc.	6.0	Truist Financial Corp.	2.0
Johnson & Johnson	2.9	Baxter International, Inc.	2.0
Broadcom, Inc.	2.7	Medtronic, PLC	1.9
Alphabet, Inc.	2.2	ConocoPhillips	1.9
		Total	29.9

PORTFOLIO SECTOR ALLOCATION (%)

Electronic Technology	16.7
Finance	14.2
Technology Services	13.8
Health Technology	12.7
Producer Manufacturing	6.0
Utilities	6.0
Consumer Non-Durables	5.7
Retail Trade	4.7
Sectors Less Than 4.0%	18.9
Cash and Other Net Assets	1.3

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$218.6
S Share Assets (Millions):	$25.7
Number of Holdings:	70
Wtd. Avg. Market Cap (Billions):	$460.0
Median Market Cap (Billions):	$81.1

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the S&P 500® Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE

Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 31 years
Kent L. Johnson, CFA, 33 years

FUND DETAILS

	Class I	Class S
Ticker:	SDVGX	SDVSX
CUSIP:	82980D-70-7	82980D-80-6
Inception Date:	12/31/03	3/31/06
Expense Ratio:	0.70%	0.95%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Dividend Growth Fund is found on page 19.

Sit Small Cap Dividend Growth Fund

As of March 31, 2022

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the Russell 2000® Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying, growth-oriented common stocks that it believes exhibit the potential for growth and growing dividend payments. The Adviser invests in companies with maximum capitalizations, at the time of purchase, of $3 billion or the market capitalization of the largest company included in the Russell 2000® Index measured at the end of the previous 12 months. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE

Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 31 years
Kent L. Johnson, CFA, 33 years
Robert W. Sit, CFA, 30 years
Michael T. Manns, 35 years

FUND DETAILS

	Class I	Class S
Ticker:	SSCDX	SDFSX
CUSIP:	82980D-86-3	82980D-85-5
Inception Date:	3/31/15	3/31/15
Expense Ratio:	1.00%	1.25%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	Since Inception	30-Day SEC Yield[1]
Class I Shares	**-6.85**	**3.11**	**14.51**	**9.23**	**8.82**	**0.83**
Class S Shares	**-6.97**	**2.78**	**14.21**	**8.95**	**8.54**	**0.59**
Russell 2000® Index	-7.53	-5.79	11.74	9.74	8.86	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
KBR, Inc.	2.6	Nexstar Media Group, Inc.	1.9
Monolithic Power Systems, Inc.	2.6	CMC Materials, Inc.	1.8
Tenet Healthcare Corp.	2.5	Stifel Financial Corp.	1.8
MKS Instruments, Inc.	2.2	Carlisle Cos, Inc.	1.8
Globant SA	1.9	Olin Corp.	1.8
		Total	21.0

PORTFOLIO SECTOR ALLOCATION (%)

Finance	29.0
Producer Manufacturing	11.5
Electronic Technology	8.9
Health Technology	7.0
Process Industries	5.6
Commercial Services	5.0
Health Services	4.9
Industrial Services	4.5
Sectors Less Than 4.0%	22.0
Cash and Other Net Assets	1.6

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$17.0
S Share Assets (Millions):	$5.3
Number of Holdings:	94
Wtd. Avg. Market Cap (Billions):	$6.8
Median Market Cap (Billions):	$5.0

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Fund invests in small-cap stocks, which involve additional risks such as limited liquidity & greater volatility. **Russell 2000® Index** is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Small Cap Dividend Growth Fund is found on page 19.

Sit Global Dividend Growth Fund

As of March 31, 2022

FUND PERFORMANCE (%)

		Annualized Returns					
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield(1)
Class I Shares	**-7.28**	**9.81**	**15.00**	**11.83**	**9.50**	**9.72**	**0.84**
Class S Shares	**-7.36**	**9.52**	**14.72**	**11.56**	**9.23**	**9.44**	**0.60**
MSCI World Index	-5.15	10.12	14.98	12.42	10.88	9.40	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the MSCI World Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks issued by U.S. and foreign companies. The Fund will invest significantly (at least 40% of its net assets) in companies outside the U.S. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	16.6
Finance	14.7
Electronic Technology	14.3
Health Technology	13.2
Producer Manufacturing	9.0
Consumer Non-Durables	8.2
Transportation	3.7
Consumer Services	3.3
Sectors Less Than 3.0%	15.0
Cash and Other Net Assets	2.0

PORTFOLIO COUNTRY ALLOCATION (%)

United States	59.9
United Kingdom	9.4
Switzerland	7.8
Ireland	5.8
Germany	4.8
Australia	4.4
Japan	2.0
Spain	1.4
3 Countries Less Than 1.4%	2.5
Cash and Other Assets	2.0

INVESTMENT STYLE

Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

TOP TEN HOLDINGS

Company Name	% of Net Assets
Apple, Inc.	7.1
Microsoft Corp.	7.0
Alphabet, Inc.	2.7
Accenture, PLC	2.6
Johnson & Johnson	2.6
Broadcom, Inc.	2.4
Union Pacific Corp.	2.3
Applied Materials, Inc.	2.3
Atlassian Corp., PLC	2.2
AstraZeneca, PLC, ADR	2.2
Total	22.0

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$43.2
S Share Assets (Millions):	$3.9
Number of Holdings:	64
Wtd. Avg. Market Cap (Billions):	$516.8
Median Market Cap (Billions):	$81.3

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
Roger J. Sit, 31 years
Kent L. Johnson, CFA, 33 years
Raymond E. Sit, 29 years

FUND DETAILS

	Class I	Class S
Ticker:	GDGIX	GDGSX
CUSIP:	82980D-88-9	82980D-87-1
Inception Date:	9/30/08	9/30/08
Expense Ratio:	1.00%	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of 23 Developed Markets countries. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. **Beta** is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Global Dividend Growth Fund is found on page 19.

Sit Balanced Fund

As of March 31, 2022

INVESTMENT OBJECTIVE

Long-term capital growth consistent with preservation of principal and seeks to provide shareholders with regular income.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing in a diversified portfolio of stocks and bonds. In seeking to achieve the Fund's long-term capital growth objective, the Fund invests in common stocks of growth companies. To provide shareholders with regular income, the Fund invests in fixed-income securities and/or common stocks selected primarily for their dividend payment potential.

EQUITY INVESTMENT STYLE



FIXED-INCOME INVESTMENT STYLE



INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
Roger J. Sit, 31 years
Bryce A. Doty, CFA, 31 years
Ronald D. Sit, CFA, 37 years

FUND DETAILS

Ticker:	SIBAX
CUSIP:	82980D-20-2
Inception Date:	12/31/93
Expense Ratio:	1.00%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Balanced	**-8.11**	**5.81**	**12.93**	**11.28**	**9.60**	**7.64**
S&P 500® Index	-4.60	15.65	18.93	15.99	14.64	10.49
Bloomberg Aggregate Bond Index	-5.93	-4.15	1.69	2.14	2.24	4.78

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP HOLDINGS

Stocks

Company Name	% of Net Assets
Apple, Inc.	4.9
Microsoft Corp.	3.7
Alphabet, Inc.	3.6
Amazon.com, Inc.	3.1
NVIDIA Corp.	2.2

Bonds

Company Name	% of Net Assets
U.S. Treasury Inflation Bond, 0.13%, 1/15/23	1.6
U.S. Treasury Inflation Bond, 0.63%, 1/15/24	1.2
U.S. Treasury Strip, 1.97%, 11/15/50	1.2
U.S. Treasury Bond, 2.25%, 2/15/52	0.8
JP Morgan Trust, 0.90%, 7/25/52	0.6

PORTFOLIO ALLOCATION (%)

Stocks	64.0
Bonds	31.6
Cash and Other Net Assets	4.4

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$64.1
Number of Holdings:	240

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. The **Bloomberg Aggregate Bond Index** is an unmanaged market value-weighted index which measures the performance of investment-grade debt securities with maturities of at least one year. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indices are rebalanced monthly by market capitalization. It is not possible to invest directly in an index.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Balanced Fund is found on page 19.

Sit ESG Growth Fund

As of March 31, 2022

FUND PERFORMANCE (%)

		Annualized Returns			
	3 Month	1 Year	3 Year	5 Year	Since Inception
Class I Shares	**-9.62**	**5.82**	**12.94**	**11.55**	**11.36**
Class S Shares	**-9.69**	**5.54**	**12.65**	**11.27**	**11.08**
MSCI World Index	-5.15	10.12	14.98	12.42	13.20

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Apple, Inc.	7.1	Home Depot, Inc.	2.5
Microsoft Corp.	7.0	Allianz SE, ADR	2.4
Alphabet, Inc.	3.9	Johnson & Johnson	2.4
NVIDIA Corp.	3.1	Adobe, Inc.	2.3
UnitedHealth Group, Inc.	2.9	Goldman Sachs Group, Inc.	2.2
		Total	35.9

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	19.1
Health Technology	16.1
Electronic Technology	14.8
Consumer Non-Durables	9.2
Producer Manufacturing	8.5
Finance	8.1
Consumer Services	5.6
Retail Trade	5.3
Sectors Less Than 3.0%	12.2
Cash and Other Net Assets	1.1

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$4.6
S Share Assets (Millions):	$4.2
Number of Holdings:	62
Wtd. Avg. Market Cap (Billions):	$538.1
Median Market Cap (Billions):	$73.8

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in companies that the Adviser believes have strong environmental, social and corporate governance (ESG) practices at the time of purchase. Environmental factors may include, for example, environmental footprint, pollution impact and resource management. Social factors may include, for example, human capital concerns, product safety, workplace diversity and employee welfare. Governance factors may include, for example, corporate governance concerns, business ethics, sustainability policy and public policy concerns. The Fund invests in the common stock of U.S and foreign companies. The Fund invests primarily in companies of large to medium capitalizations (companies with market capitalization in excess of $2 billion).

INVESTMENT STYLE

Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
- Roger J. Sit, 31 years
- David A. Brown, 27 years
- Kent L. Johnson, CFA, 33 years
- Michael T. Manns, 35 years

FUND DETAILS

	Class I	Class S
Ticker:	IESGX	SESGX
CUSIP:	82980D-84-8	82980D-83-0
Inception Date:	6/30/16	6/30/16
Expense Ratio:	1.00%	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of 23 Developed Markets countries. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit ESG Growth Fund is found on page 19.

Sit Large Cap Growth Fund

As of March 31, 2022

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $5 billion or more. The Adviser invests in domestic growth-oriented companies it believes exhibit the potential for superior growth. The Fund focuses on stocks issued by companies with long records of earnings and revenue growth.

INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 31 years

Ronald D. Sit, CFA, 37 years

FUND DETAILS

Ticker:	SNIGX
CUSIP:	829797-10-9
Inception Date:	9/2/82
Expense Ratio:	1.00%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Large Cap Growth	**-10.11**	**12.72**	**21.54**	**18.59**	**14.70**	**10.98**
Russell 1000® Growth Index	-9.04	14.98	23.60	20.88	17.04	12.26

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Apple, Inc.	12.5	UnitedHealth Group, Inc.	3.2
Microsoft Corp.	10.5	Broadcom, Inc.	2.8
Alphabet, Inc.	6.9	Applied Materials, Inc.	2.5
Amazon.com, Inc.	5.9	Meta Platforms, Inc.	2.1
NVIDIA Corp.	3.6	Accenture, PLC	2.0
		Total	52.1

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	33.1
Electronic Technology	22.0
Health Technology	8.3
Retail Trade	8.0
Health Services	4.6
Consumer Non-Durables	4.3
Consumer Services	3.9
Producer Manufacturing	3.9
Sectors Less Than 3.0%	11.1
Cash and Other Net Assets	0.8

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$173.1
Number of Holdings:	63
Wtd. Avg. Market Cap (Billions):	895.8
Median Market Cap (Billions):	117.0

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 1000® Growth Index** is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The Russell 1000® Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Large Cap Growth Fund is found on page 19.

Sit Mid Cap Growth Fund

As of March 31, 2022

FUND PERFORMANCE (%)

	3 Month	Annualized Returns 1 Year	3 Year	5 Year	10 Year	Since Inception
Mid Cap Growth	**-10.88**	**1.47**	**15.06**	**12.61**	**10.81**	**11.65**
Russell Midcap® Growth Index	-12.58	-0.89	14.81	15.10	13.52	n/a

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 12/31/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $2 billion to $15 billion. The Adviser invests in domestic growth-oriented medium to small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Arista Networks, Inc.	3.0	Thermo Fisher Scientific, Inc.	2.3
Dexcom, Inc.	2.9	Tenet Healthcare Corp.	2.1
Broadcom, Inc.	2.7	PTC, Inc.	2.0
Marvell Technology, Inc.	2.4	Carlyle Group, Inc.	2.0
Atlassian Corp., PLC	2.4	Carlisle Cos., Inc.	2.0
		Total	23.7

INVESTMENT STYLE

Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	22.2
Electronic Technology	17.4
Health Technology	15.7
Finance	9.3
Producer Manufacturing	8.4
Industrial Services	3.8
Health Services	3.7
Consumer Services	3.4
Sectors Less Than 3.4%	14.9
Cash and Other Net Assets	1.2

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$210.9
Number of Holdings:	82
Wtd. Avg. Market Cap (Billions):	$36.1
Median Market Cap (Billions):	$14.1

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 31 years
Kent L. Johnson, CFA, 33 years
Robert W. Sit, CFA, 30 years

FUND DETAILS

Ticker:	NBNGX
CUSIP:	829796-10-1
Inception Date:	9/2/82
Expense Ratio:	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell Midcap® Growth Index** is an unmanaged index that measures the performance of those Russell Mid Cap® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell Mid Cap® Index is an unmanaged index that measures the performance of approximately 800 of the smallest companies in the Russell 1000® Index. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Mid Cap Growth Fund is found on page 19.

Sit Small Cap Growth Fund

As of March 31, 2022

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies with capitalizations of up to $3 billion, or up to the market capitalization of the largest company included in the Russell 2000 Index measured at the end of the previous 12 months. The Adviser invests in domestic growth-oriented small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE

Style

	Value	Blend	Growth
Large			
Mid			■
Small			

Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
Roger J. Sit, 31 years
Kent L. Johnson, CFA, 33 years
Robert W. Sit, CFA, 30 years

FUND DETAILS

Ticker:	SSMGX
CUSIP:	82980D-30-1
Inception Date:	7/1/94
Expense Ratio:	1.50%

FUND PERFORMANCE (%)

			Annualized Returns			
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Small Cap Growth	**-11.10**	**-4.03**	**15.49**	**12.43**	**9.77**	**10.50**
Russell 2000® Growth Index	-12.63	-14.32	9.88	10.33	11.21	8.35

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Tenet Healthcare Corp.	2.4	TFI International, Inc.	2.0
Globant SA	2.4	Nexstar Media Group, Inc.	1.9
Monolithic Power Systems, Inc.	2.2	KBR, Inc.	1.9
Olin Corp.	2.0	H&E Equipment Services, Inc.	1.9
Waste Connections, Inc.	2.0	ASGN, Inc.	1.8
		Total	20.6

PORTFOLIO SECTOR ALLOCATION (%)

Health Technology	14.2
Technology Services	13.7
Electronic Technology	10.8
Finance	10.4
Producer Manufacturing	8.6
Commercial Services	6.4
Industrial Services	5.8
Health Services	4.8
Sectors Less Than 4.8%	24.0
Cash and Other Net Assets	1.3

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$124.1
Number of Holdings:	96
Wtd. Avg. Market Cap (Billions):	$10.3
Median Market Cap (Billions):	$6.3

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 2000® Growth Index** is an unmanaged index that measures the performance of those Russell 2000® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell 2000® Index is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Small Cap Growth Fund is found on the last page of this publication.

Sit International Growth Fund

As of March 31, 2022

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
International Growth	**-10.40**	**-2.52**	**9.87**	**7.57**	**5.86**	**4.38**
MSCI EAFE Index	-5.91	1.16	7.78	6.72	6.27	5.42

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

PORTFOLIO SECTOR ALLOCATION (%)

Finance	15.3
Health Technology	13.9
Producer Manufacturing	11.8
Electronic Technology	11.8
Technology Services	11.3
Consumer Non-Durables	8.4
Non-Energy Minerals	4.1
Consumer Durables	3.8
Sectors Less Than 3.0%	18.3
Cash and Other Net Assets	1.3

PORTFOLIO COUNTRY ALLOCATION (%)

United Kingdom	17.3
Switzerland	14.0
France	9.1
Japan	8.9
China/Hong Kong	7.9
Australia	7.1
Germany	6.1
United States	4.2
9 Countries Less Than 4.2%	24.1
Cash and Other Assets	1.3

TOP TEN HOLDINGS

Company Name	% of Net Assets
Schneider Electric SE	3.0
ASML Holding NV	2.5
Roche Holding AG	2.4
Sony Group Corp., ADR	2.3
Broadcom, Inc.	2.3
Dassault Systemes SE	2.3
Partners Group Holding AG	2.2
Diageo, PLC, ADR	2.0
AstraZeneca, PLC, ADR	2.0
Allianz SE	1.9
Total	22.9

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$27.9
Number of Holdings:	82
Wtd. Avg. Market Cap (Billions):	$85.5
Median Market Cap (Billions):	$40.1

INVESTMENT OBJECTIVE

Long-term growth.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 90% of its net assets in common stocks of companies domiciled outside the United States. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that it believes have earnings growth prospects that are greater than the average. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
Roger J. Sit, 31 years

FUND DETAILS

Ticker:	SNGRX
CUSIP:	82980D-10-3
Inception Date:	11/1/91
Expense Ratio:	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI EAFE Index** (Europe Australasia, Far East) is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the U.S. and Canada. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit International Growth Fund is found on page 19.

Sit Developing Markets Growth Fund

As of March 31, 2022

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies domiciled in a developing market. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that appear to have strong earnings growth prospects. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE

Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
Roger J. Sit, 31 years
Raymond E. Sit, 29 years

FUND DETAILS

Ticker:	SDMGX
CUSIP:	82980D-40-0
Inception Date:	7/1/94
Expense Ratio:	1.40%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Developing Markets Growth	**-7.21**	**-16.28**	**3.56**	**5.68**	**2.10**	**4.03**
MSCI Emerging Markets Index	-7.32	-13.27	2.57	3.56	0.92	3.18

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

PORTFOLIO SECTOR ALLOCATION (%)

Electronic Technology	23.1
Finance	20.7
Technology Services	13.7
Retail Trade	9.6
Consumer Non-Durables	5.1
Non-Energy Minerals	4.6
Investment Companies	4.3
Health Technology	3.4
Sectors Less Than 3.4%	12.9
Cash and Other Net Assets	2.6

PORTFOLIO COUNTRY ALLOCATION (%)

China/Hong Kong	30.4
South Korea	12.2
Taiwan	11.3
India	7.3
Singapore	6.1
South Africa	4.9
United States	4.2
Brazil	3.6
9 Countries Less Than 3.6%	17.4
Cash and Other Assets	2.6

TOP TEN HOLDINGS

Company Name	% of Net Assets
Taiwan Semiconductor Co.	7.1
Samsung Electronics Co., Ltd.	6.5
iShares MSCI India ETF	4.3
DBS Group Holdings, Ltd.	3.5
Tencent Holdings, Ltd.	3.5
Broadcom, Inc.	3.2
HDFC Bank, Ltd., ADR	3.0
Alibaba Group Holding, Ltd., ADR	3.0
Globant SA	2.8
Southern Copper Corp.	2.7
Total	39.6

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$10.8
Number of Holdings:	54
Wtd. Avg. Market Cap (Billions):	$132.1
Median Market Cap (Billions):	$33.1

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI Emerging Markets Index** (Europe Australasia, Far East) is an unmanaged, free float-adjusted market capitalization index that measures the equity market performance of emerging markets. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Developing Markets Growth Fund is found on page 19.

Sit U.S. Government Securities Fund

As of March 31, 2022

FUND PERFORMANCE (%)

	3 Month	Annualized Returns 1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield[1]
Class S Shares	**-1.25**	**-2.16**	**1.13**	**1.49**	**1.16**	**4.84**	**1.66**
Bloomberg Intermediate Government Index	-4.19	-4.16	1.03	1.34	1.28	4.98	
Class Y Shares	**-1.18**	**-1.91**	—	—	—	**1.96**	**1.93**
Bloomberg Intermediate Government Index	-4.19	-4.16	—	—	—	-0.41	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total returns and yield figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

PORTFOLIO SECTOR ALLOCATION (%)

CMO	60.0
FNMA Pass-Through	14.0
GNMA Pass-Through	8.1
U.S. Treasury/Federal Agy.	6.0
FHLMC Pass-Through	3.0
Asset-Backed	1.2
SBA Pass-Through	0.5
Cash & Other Net Assets	7.2

PORTFOLIO CHARACTERISTICS

S Share Assets (Millions):	$318.4
Y Share Assets (Millions):	$109.3
Average Maturity:	18.4 Years
Effective Duration:	1.2 Years

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing exclusively in U.S. government securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. In selecting securities for the Fund, the Adviser seeks securities providing high current income relative to yields currently available in the market. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's prepayment risk, yield, maturity, and liquidity.

INVESTMENT STYLE

Duration

Quality	Short	Interm	Long
High	■		
Mid			
Low			

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
Bryce A. Doty, CFA, 31 years
Mark H. Book, CFA, 35 years

FUND DETAILS

	Class S	Class Y
Ticker:	SNGVX	SNGYX
CUSIP:	829800-10-1	82980B-10-7
Inception Date:	6/2/87	1/1/20
Expense Ratio:	0.80%	0.55%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Intermediate Government Index** is a sub-index of the Bloomberg Government Bond Index covering issues with remaining maturities of between three and five years. The Bloomberg Government Bond Index is an Index that measures the performance of all public U.S. government obligations with remaining maturities of one year or more. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rate rise 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment grade. There are multiple accepted methodologies utilized across the industry to calculate duration estimates. The duration reported herein are the Effective Duration estimates calculated by the Adviser, which are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund utilizing empirical historical pricing, estimated average life yield, estimated average life price, and estimated average life date as opposed to maturity, which the Adviser believes is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investments in debt securities typically decrease in value when interest rates rise. The risk is usually greater for long-term debt securities. Effective Durations reported herein are calculated by the Adviser and may differ from duration estimates reported in other materials that are based on different methods of calculating duration utilizing different assumptions. Mortgage-backed securities involve risk of loss due to prepayments and defaults.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit U.S. Government Securities Fund is found on the back page of this publication.

Sit Quality Income Fund

As of March 31, 2022

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing under normal market conditions at least 80% of its assets in debt securities issued by the U.S. government and its agencies, debt securities issued by corporations, mortgage and other asset-backed securities.

The Fund invests at least 50% of its assets in U.S. government debt securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. The balance of the Fund's assets will be invested in investment grade debt securities issued by corporations and municipalities, and mortgage and other asset backed securities. Investment grade debt securities are rated at the time of purchase within the top four rating categories by a Nationally Recognized Statistical Rating Organization or of comparable quality as determined by the Adviser. The Fund's dollar-weighted average portfolio quality is expected to be "A" or better.

INVESTMENT STYLE

	Duration		
Quality	Short	Interm	Long
High	■		
Mid			
Low			

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
Bryce A. Doty, CFA, 31 years
Mark H. Book, CFA, 35 years
Christopher M. Rasmussen, CFA, 21 years

FUND DETAILS

Ticker:	SQIFX
CUSIP:	82979K-50-6
Inception Date:	12/31/12
Expense Ratio:	0.90%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	Since Inception	30-Day SEC Yield[1]
Quality Income	**-0.13**	**0.92**	**2.09**	**1.84**	**1.21**	**1.38**
Bloomberg U.S. 1-3 Gov't/Credit Index	-2.49	-2.91	1.02	1.26	1.09	

3-month and since inception returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

PORTFOLIO SECTOR ALLOCATION (%)

U.S. Treasury/Federal Agency	35.9
Corporate Bonds	25.8
Mortgage Pass-Through (Agy.)	14.6
Taxable Municipal	13.8
CMO (non-agency)	5.9
Asset-Backed (non-agency)	2.2
Cash & Other Net Assets	1.8

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$135.2
Average Maturity:	7.6 Years
Effective Duration:	1.1 Years

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg U.S. 1-3 Year Government/Credit Index** is an unmanaged index of Treasury or government agency securities and investment grade corporate debt securities with maturities of one to three years. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rate rise 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment grade. There are multiple accepted methodologies utilized across the industry to calculate duration estimates. The duration reported herein are the Effective Duration estimates calculated by the Adviser, which are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund utilizing empirical historical pricing, estimated average life yield, estimated average life price, and estimated average life date as opposed to maturity, which the Adviser believes is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investments in debt securities typically decrease in value when interest rates rise. The risk is usually greater for long-term debt securities. Effective Durations reported herein are calculated by the Adviser and may differ from duration estimates reported in other materials that are based on different methods of calculating duration utilizing different assumptions. Mortgage- and asset-backed securities involve risk of loss due to prepayments and defaults.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Quality Income Fund is found on page 19.

Sit Tax-Free Income Fund

As of March 31, 2022

FUND PERFORMANCE (%)

	3 Month	Annualized Returns 1 Year	3 Year	5 Year	10 Year	Since Inception
Class S Shares	**-7.44**	**-4.62**	**1.15**	**2.61**	**3.53**	**4.82**
Bloomberg 5-Year Muni Index	-5.10	-4.48	0.85	1.51	1.78	4.55
Class Y Shares	**-7.38**	**—**	**—**	**—**	**—**	**-6.06**
Bloomberg 5-Year Muni Index	-5.10	—	—	—	—	-4.92

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

YIELDS / DISTRIBUTION RATES (%)

	30-Day SEC Yield	Tax-Equivalent 30-Day Yields 38.8% Tax Rate	40.8% Tax Rate
Class S Shares	2.61	4.26	4.41
Class Y Shares	2.86	4.67	4.83

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities. Tax-Equivalent Yields include the 3.8% net investment income tax for the top two brackets, and represent the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate.

PORTFOLIO SECTOR ALLOCATION (%)

Multi Family Mortgage	27.8
Single Family Mortgage	19.3
Other Revenue	14.3
Education/Student Loan	9.0
Insured	5.4
Investment Companies	4.8
General Obligation	4.7
Hospital / Health Care	3.0
Sectors Less Than 3.0%	7.7
Cash and Other Net Assets	4.0

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$185.2
Average Maturity:	20.4
Duration to Estimated Avg. Life:	5.3

INVESTMENT OBJECTIVE

High current income that is exempt from federal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from both federal regular income tax and federal alternative minimum tax. In selecting securities for the Fund, the Adviser seeks securities providing high tax-exempt income. The Adviser attempts to maintain an average effective duration for the portfolio of approximately 3 to 8 years.

INVESTMENT STYLE

Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Paul J. Jungquist, CFA, 28 years
Todd S. Emerson, CFA, 27 years
Kevin P. O'Brien, CFA, 19 years

FUND DETAILS

	Class S	Class Y
Ticker:	SNTIX	SNTYX
CUSIP:	829799-10-5	82980B-20-6
Inception Date:	9/29/88	6/1/21
Expense Ratio:	0.80%	0.55%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rate rise 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment grade. There are multiple accepted methodologies utilized across the industry to calculate duration estimates. The duration reported herein are the Effective Duration estimates calculated by the Adviser, which are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund utilizing empirical historical pricing, estimated average life yield, estimated average life price, and estimated average life date as opposed to maturity, which the Adviser believes is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investments in debt securities typically decrease in value when interest rates rise. The risk is usually greater for long-term debt securities. Effective Durations reported herein are calculated by the Adviser and may differ from duration estimates reported in other materials that are based on different methods of calculating duration utilizing different assumptions. Income from tax-exempt funds may be subject to state and local taxes. Capital gains distributions, if any, will be subject to tax.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Tax-Free Income Fund is found on the last page of this publication.

Sit Minnesota Tax-Free Income Fund

As of March 31, 2022

INVESTMENT OBJECTIVE

The Fund seeks high current income that is exempt from federal regular income tax and Minnesota regular personal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from federal regular income tax and Minnesota regular personal income tax. In selecting securities for the Fund, the Adviser seeks securities providing high current tax-exempt income. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's structure, credit quality, yield, maturity, and liquidity.

INVESTMENT STYLE



INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
Paul J. Jungquist, CFA, 28 years
Todd S. Emerson, CFA, 27 years
Kevin P. O'Brien, CFA, 19 years

FUND DETAILS

Ticker:	SMTFX
CUSIP:	82979K-10-0
Inception Date:	12/1/93
Expense Ratio:	0.80%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Minnesota Tax-Free Income	**-7.02**	**-4.56**	**0.92**	**2.19**	**2.72**	**4.26**
Bloomberg 5-Year Muni Bond Index	-5.10	-4.48	0.85	1.51	1.78	3.86

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

YIELDS / DISTRIBUTION RATES (%)

		Tax-Equivalent 30-Day Yields	
30-Day SEC Yield	2.46	44.83% Tax Rate	4.79
		46.63% Tax Rate	4.98

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities. Tax-Equivalent Yields represent the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate. The effective combined federal and Minnesota rates include the federal 3.8% net investment income tax for the top two tax brackets and a Minnesota tax rate of 9.85%.

PORTFOLIO SECTOR ALLOCATION (%)

Single Family Mortgage	20.1
Multi Family Mortgage	20.0
General Obligation	14.8
Education/Student Loan	14.7
Hospital / Health Care	14.0
Municipal Lease	6.0
Other Revenue	3.1
Utility	1.7
Sectors Less Than 1.5%	4.3
Cash and Other Net Assets	1.3

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$628.2
Average Maturity:	17.3 Years
Duration to Estimated Avg. Life:	4.4 Years

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rate rise 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment grade. There are multiple accepted methodologies utilized across the industry to calculate duration estimates. The duration reported herein are the Effective Duration estimates calculated by the Adviser, which are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund utilizing empirical historical pricing, estimated average life yield, estimated average life price, and estimated average life date as opposed to maturity, which the Adviser believes is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investments in debt securities typically decrease in value when interest rates rise. The risk is usually greater for long-term debt securities. Effective Durations reported herein are calculated by the Adviser and may differ from duration estimates reported in other materials that are based on different methods of calculating duration utilizing different assumptions. Income from tax-exempt funds may be subject to state and local taxes, and a portion of income may be subject to federal income tax including the alternative minimum tax (AMT). Income from tax-exempt funds may be subject to state and local taxes. Capital gains distributions, if any, will be subject to tax.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Minnesota Tax-Free Income Fund is found on page 19.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. The market value of securities held by the Fund may fall or fail to rise. More information on these risks considerations, as well as information on other risks to which the Fund is subject are included in each Fund's prospectus. Prospectuses may be obtained on the Sit Mutual Funds website at www.sitfunds.com or by calling 800-332-5580 to request a prospectus.

Principal investment risks of each Sit Mutual Fund:

Sit Balanced Fund: The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Developing Markets Growth Fund: Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. Risks are enhanced for emerging market issuers. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Dividend Growth Fund: Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit ESG Growth Fund: Stocks of companies with ESG practices may not experience the same capital appreciation as companies without ESG practices. Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Global Dividend Growth Fund: Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit International Growth Fund: Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Large Cap Growth Fund: The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Mid Cap Growth Fund: Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Minnesota Tax-Free Income Fund: Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. Tax, legislative, regulatory, demographic or political changes in Minnesota, as well as changes impacting Minnesota's financial, economic or other conditions may adversely impact the Fund. The Fund may be more adversely affected than other funds by future changes in federal or state income tax laws.

A relatively small number of Minnesota tax-exempt issuers may necessitate the fund investing a larger portion of its assets in a limited number of issuers than a more diversified fund, and the Fund may be more susceptible to any single economic, political or regulatory occurrence than a more diversified fund.

The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling rates may lower the income earned by the Fund and result in the Fund investing in lower yielding securities, lowering the fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Sit Quality Income Fund: Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising interest rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Sit Small Cap Dividend Growth: Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

(Principal investment risks of each Sit Mutual Fund are continued on next page.)

Sit Investment Associates
Sit Mutual Funds
80 S. Eighth Street, 3300 IDS Center
Minneapolis, MN 55402

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In this issue,

Challenging Environment for Bonds • Snowbird Alert • Investment Outlook and Strategy Summary • 2022 Investment Seminars • New RMD Rules for 2022 • Annual Gift Tax Exemption Increases • Avoid Using the Mail and Set Up Bank Authorization • Your Beneficiary Information is Imprtant • Social Security COLA Could Be Huge

Principal investment risks of each Sit Mutual Fund (continued)

Sit Small Cap Growth Fund: Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Tax-Free Income Fund: Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. The Fund's municipal securities may be particularly affected by the political, demographic, legislative and economic conditions and developments in the issuing states and their political subdivisions, and the Fund may be more adversely affected than other funds by future changes in federal or state income tax laws. The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors.Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling rates may lower the income earned by the Fund and result in the Fund investing in lower yielding securities, lowering the fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes.There may be limited liquidity for certain fixed-income securities.The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Sit U.S. Government Securities Fund: Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund.The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising interest rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates.There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

The Morningstar Rating™ for funds, or "star rating", is calculated for managed products (including mutual funds, variable annuity and variable life subaccounts, exchange-traded funds, closed-end funds, and separate accounts) with at least a three-year history. Exchange-traded funds and open-ended mutual funds are considered a single population for comparative purposes. It is calculated based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a managed product's monthly excess performance, placing more emphasis on downward variations and rewarding consistent performance. The top 10% of products in each product category receive 5 stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the next 22.5% receive 2 stars, and the bottom 10% receive 1 star. The Overall Morningstar Rating for a managed product is derived from a weighted average of the performance figures associated with its three-, five-, and 10-year (if applicable) Morningstar Rating metrics. The weights are: 100% three-year rating for 36-59 months of total returns, 60% five-year rating/40% three-year rating for 60-119 months of total returns, and 50% 10-year rating/30% five-year rating/20% three-year rating for 120 or more months of total returns. While the 10-year overall star rating formula seems to give the most weight to the 10-year period, the most recent three-year period actually has the greatest impact because it is included in all three rating periods. Past performance of is no guarantee of future results.

The Sit Mutual Funds Newsletter is published quarterly by Sit Investment Associates, 3300 IDS Center, 80 S. 8th Street, Minneapolis, MN 55402-2211. Opinions and statements of financial market trends that are based on current market conditions constitute our judgment and are subject to change without notice. We believe the information provided here is reliable but should not be assumed to be accurate or complete. The views and strategies described may not be suitable for all investors, and readers should not rely on this publication as their sole source of investment information.